 Exhibit 10.20

Prospect Letter Agreement

This prospect letter agreement (this “Letter Agreement”) is made and entered into this [__] day of October, 2010 (the “Effective Date”), by and between Empire Petroleum Corporation, a Delaware corporation (“Empire”), and [________________] (“Assignee”). Empire and Assignee shall sometimes be referred to herein individually as a “Party” and, collectively, as the “Parties.”

Recitals

A. The Gabbs Valley Prospect (the “Prospect”) covers approximately 92,825 gross acres, with no depth limitations. A number of leases or portions of leases making up the Prospect have been included in an oil and gas unit formed pursuant to that certain Unit Agreement for the Development and Operation of the Paradise Unit Area, Counties of Nye and Mineral, State of Nevada, dated April 14, 2010, No. ANVN88316X (the “Paradise Unit Agreement”). A copy of the Paradise Unit Agreement is attached hereto as Exhibit A. The unit formed under the Paradise Unit Agreement is hereafter referred to as the “Paradise Unit.”

B. The prospect leases wholly or partially included in the Paradise Unit are identified and described on Exhibit B attached hereto (the “Paradise Unit Leases”).

C. There are additional leases included in the Prospect that are not part of the Paradise Unit. The Prospect leases or portions of Prospect leases not included in the Paradise Unit are identified and described on Exhibit C attached hereto the “Non-Unit Leases” and, collectively with the Paradise Unit Leases, the “Prospect Leases”).

D. Subject to the provisions of the Paradise Unit Agreement, operations for the Paradise Unit have been and shall be conducted pursuant to the Unit Operating Agreement attached hereto as Exhibit D (the “Paradise Unit Operating Agreement”).

E. Pursuant to that certain Farmout Agreement dated June 11, 2010 attached hereto as Exhibit E (the “Farmout Agreement”), by and between Empire and Cortez Exploration, L.L.C. and Windmill Oil & Gas, L.L.C. (the “Cortez Group”), Empire drilled that certain initial test well with respect to the Paradise Unit Leases located on Lease No. N-599901, in the SE/4 of the SE/4 of the NE/4 of Section 12-T12N-R34E (the “Empire Paradise Unit No. 2-12 Well”) to a depth of approximately 4,248 feet.

F. Empire owns 98% (of 8/8ths) leasehold interest, record title interest and working interest in all of the Prospect Leases and 98% of 80% (of 8/8ths) net revenue interest in each of the Prospect Leases, all subject to certain reversionary interests to the Cortez Group pursuant to the Farmout Agreement.

G. In exchange for the payment of $[100,000] by Assignee to Empire, the Parties have agreed that the Empire will assign to Assignee [1]% of Empire’s gross working interest (which is [1]% of 80% (of 8/8ths) net revenue interest) in the Paradise Unit Leases and the Empire Paradise Unit No. 2-12 Well and grant Assignee an option to participate in the Non-Unit Leases.

Agreement

In consideration of the mutual premises and covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. Purchase Price; Assignment of Transferred Interest. In exchange for the payment of $[100,000] by Assignee to Empire (the “Purchase Price”), Empire shall assign to Assignee [1]% of Empire’s gross working interest (which is [1]% of 80% (of 8/8ths) net revenue interest) in the Paradise Unit Leases and the Empire Paradise Unit No. 2-12 Well (the “Paradise Unit Transferred Interest”). Upon the execution of this Letter Agreement and the payment of the Purchase Price, Empire shall execute and deliver to Assignee assignments of the Paradise Unit Transferred Interest in form and substance reasonably acceptable to Assignee.

2. Completion of Empire Paradise Unit No. 2-12 Well. Empire hereby agrees that it will pay for the cost to deepen the Empire Paradise Unit No. 2-12 Well another 800 to 1,000 feet. Assignee shall not have any responsibility to pay the costs to continue drilling the Empire Paradise Unit No. 2-12 Well. Assignee likewise shall not have any responsibility to pay the costs to complete and equip the Empire Paradise Unit No. 2-12 Well into pipeline connections or tanks, or to abandon the Empire Paradise Unit No. 2-12 Well should it be a dry hole, as the case may be. As between Empire and Assignee, the manner in which to drill and complete the Empire Paradise Unit No. 2-12 Well and the costs to be incurred to drill and complete the Empire Paradise Unit No. 2-12 Well shall be in the sole discretion of Empire, consistent with good oil field practice. In this regard, Empire is not required to prepare an AFE or obtain approval of an AFE from Assignee with respect to the drilling and completion (or abandonment) of the Empire Paradise Unit No. 2-12 Well.

3. Option on Non-Unit Leases. The Parties acknowledge and agree that with respect to the Non-Unit Leases, Empire has certain optional rights pursuant to Section VII of the Farmout Agreement and, in the event that Empire does not exercise such rights, Empire’s interests in the Non-Unit Leases acquired from the Cortez Group pursuant to the Farmout Agreement are subject to a reversionary interest to the Cortez Group (the “Cortez Group Reversionary Interest”). In the event that Empire elects to exercise such optional rights with respect to any Non-Unit Lease, the Parties hereby agree that Assignee shall have the right to participate along with Empire and receive [1]% gross working interest(which is [1]% of 80% (of 8/8ths) net revenue interest) in such Non-Unit Lease (the “Non-Unit Lease Transferred Interest”) by paying [1]% of the rentals of such Non-Unit Lease, which Non-Unit Lease Transferred Interest shall be subject to the Cortez Group Reversionary Interest. Empire shall be the operator with respect to the drilling, completion and/or abandonment of the Non-Unit Test Well (as defined in the Farmout Agreement), if any, and all operations of the Non-Unit Leases shall be conducted pursuant to the joint operating agreement attached hereto as Exhibit “D”.

4. Representations and Warranties as to Title. Empire represents and warrants that as of the date of this Letter Agreement its title to the Prospect Leases is free and clear from any prior conveyance, lien or encumbrance made or suffered by it, or by any person by, through or under it, which diminishes, limits or burdens the rights and interests that Assignee has the right to earn under this Letter Agreement. Empire further represents and warrants that until such time as the Non-Unit Leases, or any of them, are assigned to Assignee under the terms of this Letter Agreement, Empire will not make or suffer, or allow to be made or suffered by any person by though or under it, any conveyance, lien or encumbrance with respect to the Non-Unit Leases.

5. Burdens. All assignments under this Letter Agreement shall be subject to and burdened by the terms and conditions of this Letter Agreement, the Prospect Leases, the Paradise Unit Operating Agreement and the Paradise Unit Agreement (or, with respect to assignments of the Non-Unit Leases, a unit agreement substantially similar to the Paradise Unit Agreement if a unit is subsequently formed), and a proportionate part of all landowners’ royalties, overriding royalty interests and similar interests of record as of the date of such assignment.

6. Tag Along and Drag Along Rights.

(a) Tag Along. For a period of [five] years from and after the Effective Date, in the event either Party (the “Transferring Party”) desires to sell, assign, transfer or otherwise dispose of all or any portion of its interests in the Prospect, directly or indirectly, the Transferring Party shall promptly deliver to the other Party (the “Non-Transferring Party”) written notice thereof, and the Non-Transferring Party shall have the right, but not the obligation, to elect to participate in the proposed transaction in proportion to Non-Transferring Party’s interests in the Prospect as part of the proposed transaction at the same terms, conditions and valuation. The notice shall include the name of the proposed transferee, and all of the terms and conditions of the proposed transaction. The Non-Transferring Party shall deliver to the Transferring Party written notice of the Non-Transferring Party’s election to participate in the proposed transaction on or before five days after the Non-Transferring Party’s receipt of written of notice thereof from the Transferring Party. If the Non-Transferring Party fails to deliver its election within said time-period, the Non-Transferring Party shall be deemed conclusively to have elected not to participate in the proposed transaction hereunder. If the acquiring party in the proposed transaction is unwilling to acquire all of the interests offered, the Non-Transferring Party shall have the right to participate in the proposed transaction in the same ratio as the Non-Transferring Party’s interest in the Prospect bears to the total interests in the Prospect to be transferred by both the Transferring Party and the Non-Transferring Party.

(b) Drag Along. If Empire receives a bona fide written offer (the “Purchase Offer”) from a third party (the “Purchaser”) to purchase all or substantially all of Empire’s interest in the Prospect, and the Purchase Offer is acceptable in Empire’s sole and absolute discretion, Empire shall have the right, but not the obligation, to cause Assignee (and their permitted assignee(s) or successors, if any) to sell all (but not less than all) of Assignee’s interests in the Prospect in accordance with the terms and conditions of this Section 6(b) (the “Drag Along Right”). Empire shall elect to exercise the Drag Along Right by written notice (the “Drag Along Notice”) delivered to Assignee on or before 30 days after receipt of the Purchase Offer. The Drag Along Notice shall include the name of the Purchaser, the purchase price (the “Purchase Price”) and all of the material terms and conditions of the proposed transaction. If Empire elects to exercise the Drag Along Right, the closing of the transaction shall occur on or before 90 days after receipt of the Drag Along Notice under the circumstances described herein and, upon compliance with the terms and conditions thereof, Assignee shall sell to such Purchaser all of their interest in the Prospect. The closing of the Purchaser’s acquisition of Empire’s interest in the Prospect and Assignee’s interest in the Prospect shall occur simultaneously and be conditioned upon each other.

7. Miscellaneous.

(a) Successors and Assigns. This Letter Agreement shall not be assigned by any Party without the prior written approval of the non-assigning Party, which approval shall not be unreasonably withheld, conditioned or delayed.

(b) Headings. Headings used in this Letter Agreement are inserted for convenience only and shall not affect the interpretation of any of the provisions of this Letter Agreement.

(c) Relationship of Parties. This Letter Agreement does not constitute the Parties as a partnership, mining partnership, mining partnership, joint venture, incorporated association or any other joint relationship, it being intended that liabilities and obligations of the Parties shall be several and not joint. Each Party shall be responsible only for its obligations and liabilities as set out herein and no Party shall be responsible for those of any other Party.

(d) Further Assurances. The Parties agree to execute such further instruments and documents and to diligently undertake such actions as may be necessary or appropriate in connection with the subject matter of this Letter Agreement and to take such other action as reasonably requested by a Party to give full force and effect to the terms and intent of this Letter Agreement.

(e) Entire Agreement. This Letter Agreement, including the Exhibits attached hereto, constitutes the entire agreement and understanding of the Parties hereto with respect to the transactions contemplated hereby, and supersedes all prior understandings, discussions and agreements between the Parties relating to the subject matter hereof. The Exhibits attached hereto are incorporated herein by reference.

(f) Laws Governing This Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada.

(g) Binding Effect. This Letter Agreement shall be binding upon and inure to the benefit of the Parties hereto, their respective heirs, successors and assigns.

(h) Counterpart Execution. This Letter Agreement may be executed in any number of counterparts, each of such shall be considered an original for all purposes.

(i) Notices. All notices or other communications required or permitted hereunder shall be provided in writing and shall be delivered to the authorized representative of the Parties set forth below, by either (i) personal delivery, (ii) certified mail, return receipt requested, (iii) overnight delivery service, or (iv) facsimile, as follows:

If to Empire:

Empire Petroleum Corporation

8801 South Yale, Suite 120

Tulsa, Oklahoma 74137-3575

Attn: A. E. Whitehead

Facsimile: (918) 488-1530

If to Assignee:

[________________]

[________________]

[________________]

Attn: [___________]

Facsimile: (___) [__]-[___]

Either Party may, upon written notice to the other Party, change the address and person to whom such communications are to be directed.

IN WITNESS WHEREOF, the Parties have executed and delivered this Letter Agreement effective as of the Effective Date.

Empire Petroleum Corporation

By: /s/ Albert E. Whitehead

Albert E. Whitehead

President and Chief Executive Officer

[Assignee]

By: ___________________________________

Name: _________________________________

Title: __________________________________